Exhibit 99.1




  CHEMGENEX INITIATES NEW         [GRAPHIC OMITTED]          PHASE 2 TRIAL OF
CEFLATONIN(R) IN GLEEVEC(R)                                    RESISTANT CML
INDICATION GRANTED ORPHAN                                  DRUG STATUS IN EUROPE


MELBOURNE, AUSTRALIA, AND                               MENLO PARK, CALIFORNIA
U.S.A (OCTOBER 5, 2005):  ChemGenex  Pharmaceuticals  Limited (ASX: CXS; NASDAQ:
CXSP) announced today that it has launched a new Phase 2 study evaluating the use of Ceflatonin (sHHT) in patients with accelerated-phase chronic myeloid leukemia (CML) who are resistant to the first line therapy Gleevec.

"The new trial builds on very positive results from our recent phase 1/2 clinical studies with sHHT in CML patients who are resistant to Gleevec" said Greg Collier Ph.D, Chief Executive Officer of ChemGenex. "In one trial 78% of patients treated with sHHT had their disease status down-graded from accelerated phase to chronic phase. Chronic phase is a much more manageable stage of CML disease progression and this is certainly a very favorable patient outcome. In addition 67% of patients showed a complete hematologic response, which means a disappearance of all findings consistent with accelerated stage CML, and a return of white blood cell counts to normal."

The new study has been designed such that if promising results are confirmed early in accelerated phase patients, it can be expanded into a Phase 2/3 study by increasing the number of patients enrolled and adding chronic phase and blast phase patient cohorts.

"It should also be noted that the recent studies utilized subcutaneous rather than intravenous delivery of sHHT, and this will be our preferred treatment route in future trials," Collier said.

The new study is a critical step in the commercialization of Ceflatonin. "Positive results from the expanded phase 2/3 study will enable us to request product registration from the FDA. We have recently been granted an Orphan Drug Designation for sHHT in Europe for CML, and believe that with the increasing number of patients who are becoming resistant to Gleevec, Ceflatonin will serve a significant market if successfully developed."

The new Phase 2 trial will be an open-label, six (6) center study in France and the United Kingdom for patients with accelerated-phase CML resistant to Gleevec. In the remission induction phase, patients will receive 1.25 mg/m(2) sHHT by subcutaneous injection two times a day for 14 days, every 4 weeks. In the remission maintenance phase, patients will receive 1.25 mg/m(2) sHHT by subcutaneous injection two times a day for 7 days, every 4 weeks. The Simon Two-Stage study design will enroll 13 patients in stage 1 and then if sufficient efficacy is observed enroll another 14-50 patients in stage 2 for a total of up to 63 patients. The primary and secondary endpoints are hematologic and cytogenetic response rates, respectively.

     ChemGenex Initiates New Phase 2 Trial of Ceflatonin(R) in Gleevec(R) Resistant CML Indication Granted Orphan Drug Status in Europe


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ABOUT CHRONIC MYELOID LEUKEMIA

Chronic Myeloid Leukemia (CML) is a cancer of the blood cells caused by an acquired genetic defect called the bcr-abl mutation. This defect occurs when genetic material from two chromosomes (9 and 22) swaps places, creating the so-called Philadelphia chromosome. The bcr-abl mutation interferes with normal cell replication processes, leading to an abnormal proliferation of white blood cells.

CML usually occurs in adults and typically progresses through three phases. Patients generally are diagnosed in `chronic phase', progress through an `accelerated phase' and then may die if the disease progresses to `blast phase'. CML incidence is relatively consistent occurring at about 1 to 2 per 100,000 people and the global CML market for therapeutics is estimated at in excess of US$2 billion.

Patients with chronic phase CML have been effectively treated in recent years by the drug imatinib mesylate (Gleevec(R)). However, over time many patients become resistant to the therapeutic effects of the drug and the disease progresses.

ABOUT CHEMGENEX PHARMACEUTICALS LIMITED     (WWW.CHEMGENEX.COM)

ChemGenex Pharmaceuticals is a gene-based pharmaceutical company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex currently has two compounds in Phase 2 clinical trials, Ceflatonin(R) for leukemia and Quinamed(R) for solid tumors, and has a significant portfolio of anti-cancer, diabetes, obesity and depression programs. The company's diabetes and obesity program is partnered with Merck KGaA and the depression program is partnered with Vernalis plc. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and the NASDAQ exchange under the symbol "CXSP".

Gleevec(R) is a registered trade-mark of Novartis AG.



Contacts

Dr. Greg Collier (CEO and Managing Director)                 Australia    +61 3 5227 2752
                                                             USA          +1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)                    USA          +1 650 474 9800 ext 108
                                                             Australia +61 3 5227 2703












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PO Box 1069, Grovedale Victoria 3216, Australia            +61 3 5227 2752            +61 3 5227 1322
                             chemgenex@chemgenex.com     79 000 248 304



     ChemGenex Initiates New Phase 2 Trial of Ceflatonin(R) in Gleevec(R) Resistant CML Indication Granted Orphan Drug Status in Europe



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Safe Harbor Statement

Certain statements made herein that use the words "estimate," `project," "intend," "expect," "believe," and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management's current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.
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PO Box 1069, Grovedale Victoria 3216, Australia            +61 3 5227 2752            +61 3 5227 1322
                             chemgenex@chemgenex.com     79 000 248 304
